Exhibit 99.1

Asset Allocation Portfolio of HPH’s Subsidiary Puyi Fund Exceeded RMB24 Billion

GUANGZHOU, China, June 24, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced that the portfolio balance of the asset allocation services of its majority-owned subsidiary Fanhua Puyi Fund Distribution Co., Ltd., (“Puyi Fund”) has reached RMB24.7 billion as of June 21, 2024, representing a year-over-year growth of 188% from June in 2023. This achievement stems from its relentless efforts in product strategy adjustments and digital transformation.

The Company introduced a comprehensive family wealth management account system, shifting its focus to fixed-income fund products and fund portfolio products to offer clients a more stable and secure wealth-building experience. It recommends investors allocate 50% to 80% of their funds to “Steady Growth” accounts, aiming for steady asset appreciation while minimizing risks. This approach aligns with the current market trend in China, where investors are more inclined to a lower risk appetite.

In addition, the Company undertakes digital transformation to improve customer experience, resulting in increased retention ratio and enhanced profit probability. By leveraging big data, algorithm mining, and intelligent systems, it provides investors with a personalized service experience tailored to each individual, thereby building a digital competitive edge for Puyi Fund.

It also provides in-person services to investors through offline service channels, effectively addressing investors’ concerns and guiding rational investment decisions. At the same time, the Company also recorded robust performance in its institutional business, as a result of improved service quality for institutional clients with its intelligent over-the-counter fund trading system.

As of June 21, 2024, Puyi Fund has partnered with 117 public fund managers and 20 private fund managers, covering a wide range of mainstream market strategies to meet diverse investor allocation needs. As an independent fund sales agency under the HPH, Puyi Fund is dedicated to providing comprehensive family financial asset allocation services and diversified financial solutions, helping investors achieve long-term sustainable returns.

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.